

03027648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden hours per response. . . 0.10

RECD S.E.C.
JUL 2 2 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

8K 7-22-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-101500
SEC file number, if available

PROCESSED
JUL 23 2003
THOMSON
FINANCIAL

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: ______________________
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

Banc of America

Deal Summary Report

boa36_15_FIN

		Assumptions			Collateral				
Settlement	31-Jul-2003	Prepay		100 PPC	Balance	WAC	WAM	WAL	Dur
1st Pay Date	25-Aug-2003	Default	0	CDR	$101,201,869.00	5.431	179	3.961	
		Recovery	0	months					
		Severity		0%					

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
3PO	401,955.48	0.00000	08/03 - 06/18	3.929									01-Jul-03	XRS_PO
3IO	82,773,053.00	0.54440	08/03 - 06/18	3.967									01-Jul-03	NTL_IO
3A1	98,674,674.00	4.75000	08/03 - 06/18	3.889									01-Jul-03	FIX
3SUB	2,125,239.52	4.75000	08/03 - 06/18	7.307									01-Jul-03	FIX

Yield Curve

Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	0.852	1.148	1.441	2.216	3.322	4.404

BOAA36_15_FIN - 3A1

Banc of America

Balance	$98,674,674.00	Delay	24	WAC(1)	5.430894979
Coupon	4.75000	Dated	07/01/2003	NET(1)	5.176395
Settle	07/31/2003	First Payment	08/25/2003	WAM(1)	179

Price	150 PSA	200 PSA	250 PSA	375 PSA	500 PSA	800 PSA	1000 PSA	1600 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-18.000	4.4101	4.3738	4.3368	4.2425	4.1478	3.9277	3.7924	3.4366
101-22.000	4.3849	4.3462	4.3068	4.2065	4.1057	3.8712	3.7270	3.3481
101-26.000	4.3598	4.3188	4.2770	4.1705	4.0636	3.8148	3.6618	3.2598
101-30.000	4.3347	4.2914	4.2472	4.1346	4.0215	3.7585	3.5967	3.1717
102-02.000	4.3097	4.2640	4.2175	4.0988	3.9796	3.7023	3.5318	3.0838
102-06.000	4.2847	4.2367	4.1878	4.0631	3.9378	3.6463	3.4670	2.9960
102-10.000	**4.2598**	**4.2095**	**4.1582**	**4.0274**	**3.8960**	**3.5903**	**3.4023**	**2.9084**
102-14.000	4.2349	4.1823	4.1286	3.9918	3.8544	3.5344	3.3377	2.8209
102-18.000	4.2101	4.1552	4.0991	3.9563	3.8128	3.4787	3.2732	2.7337
102-22.000	4.1853	4.1281	4.0697	3.9209	3.7713	3.4231	3.2089	2.6466
102-26.000	4.1606	4.1011	4.0403	3.8855	3.7299	3.3675	3.1447	2.5596
102-30.000	4.1359	4.0741	4.0110	3.8502	3.6885	3.3121	3.0806	2.4729
103-02.000	4.1113	4.0472	3.9818	3.8150	3.6473	3.2568	3.0166	2.3863
WAL	**5.941**	**5.353**	**4.857**	**3.917**	**3.271**	**2.359**	**2.015**	**1.460**
Mod Durn	**4.889**	**4.472**	**4.114**	**3.416**	**2.918**	**2.177**	**1.883**	**1.391**
Mod Convexity	**0.387**	**0.329**	**0.282**	**0.197**	**0.143**	**0.076**	**0.056**	**0.031**
Principal Window	**Aug03 - Jun18**	**Aug03 - Jun18**	**Aug03 - Jun18**	**Aug03 - Jun18**	**Aug03 - Jun18**	**Aug03 - Jun18**	**Aug03 - Apr09**	**Aug03 - Jun06**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.852	1.148	1.441	2.216	3.322	4.404

BOAA 03-6 GROUP1

ı% Clean up call for the deal

ROUP1:

CONFORMING PPC CURVE DEFINED AS: 4% CPR, STEPPING 1.27272727% PER MONTH ENDING AT 18% CPR IN MONTH 12

NON-CONFORMING PPC CURVE DEFINED AS: 6% CPR STEPPING 1.166666% PER MONTH ENDING AT 20% CPR IN MONTH 12

llocation of Principal

ROUP1:

:ONFORMING PART:

1. Pay sequentially to 1AR and 1CB1 to 0 in this order

NON-CONFORMING PART:

1. Pay sequentially as follows:
   a) Pay pro rata: 83.3333333333333% to 1NC1 and 16.6666666666667% to 1NC2
   b) Pay sequentially to 1NC3, 1NC4 and 1NC5 to 0 in this order

BOAA 03-5 GROUP2

)% Clean up call for the whole deal

ROUP2:

PPC CURVE DEFINED AS: 4% CPR STEPPPING 1.272727% PER MONTH ENDING AT 18% CPR IN MONTH 12

llocation of Principal

ROUP2:

1. Pay 2A1 to 0

Banc of America

Deal Summary Report

boa36_30_FIN

		Assumptions			Collateral					
Settlement	31-Jul-2003	Prepay	100 PPC	100 PPC		Balance	WAC	WAM	WAL	Dur
1st Pay Date	25-Aug-2003	Default	0	CDR						
		Recovery	0	months	Grp 1	$339,584,809.00	6.03918	359	4.967	3.853
		Severity		0%	Grp 2	$60,000,000.00	6.01011	359	4.492	3.556

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
1PO	1,906,421.19	0.00000	08/03 - 07/33	4.939									01-Jul-03	XRS_PO
1WACIO	264,733,741.00	0.40478	08/03 - 07/33	4.976									01-Jul-03	NTL_IO
1CB	320,699,147.00	5.50000	08/03 - 07/33	4.684									01-Jul-03	FIX
SUBS	19,979,726.24	5.50000	08/03 - 07/33	10.256									01-Jul-03	FIX
2PO	217,314.57	0.00000	08/03 - 07/33	4.463									01-Jul-03	XRS_PO
2WACIO	49,735,710.87	0.33239	08/03 - 07/33	4.499									01-Jul-03	NTL_IO
2NC1	42,231,000.00	5.00000	08/03 - 05/12	3.182									01-Jul-03	FIX
2NC2	8,446,200.00	8.00000	08/03 - 05/12	3.182									01-Jul-03	FIX
2NC3	2,000,000.00	5.50000	05/12 - 12/13	9.580									01-Jul-03	FIX
2NC4	2,000,000.00	5.50000	12/13 - 08/16	11.606									01-Jul-03	FIX
2NC5	2,105,000.00	5.50000	08/16 - 07/33	16.661									01-Jul-03	FIX

Yield Curve

Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	0.842	1.193	1.512	2.292	3.396	4.461

BOAA36_30_FIN - 1CB

Banc of America

Balance	$320,699,147.00	Delay	24	WAC(1)	6.039178153
Coupon	5.50000	Dated	07/01/2003	NET(1)	5.784678
Settle	07/31/2003	First Payment	08/25/2003	WAM(1)	359

Price	50 PPC	100 PPC	200 PPC	300 PPC	500 PPC
	Yield	Yield	Yield	Yield	Yield
102-10.000	5.1095	4.8542	4.2548	3.6308	2.2541
102-14.000	5.0889	4.8222	4.1956	3.5434	2.1046
102-18.000	5.0685	4.7902	4.1365	3.4561	1.9553
102-22.000	5.0480	4.7584	4.0776	3.3691	1.8064
102-26.000	5.0277	4.7266	4.0188	3.2822	1.6578
102-30.000	5.0073	4.6949	3.9601	3.1955	1.5096
103-02.000	**4.9871**	**4.6632**	**3.9016**	**3.1090**	**1.3617**
103-06.000	4.9668	4.6317	3.8432	3.0227	1.2141
103-10.000	4.9466	4.6002	3.7849	2.9365	1.0668
103-14.000	4.9265	4.5688	3.7267	2.8506	0.9199
103-18.000	4.9064	4.5374	3.6687	2.7648	0.7733
103-22.000	4.8863	4.5061	3.6108	2.6792	0.6271
103-26.000	4.8663	4.4749	3.5530	2.5938	0.4811
WAL	**8.299**	**4.684**	**2.261**	**1.477**	**0.838**
Mod Durn	**5.960**	**3.821**	**2.065**	**1.397**	**0.817**
Mod Convexity	**0.667**	**0.286**	**0.077**	**0.035**	**0.012**
Principal Window	**Aug03 - Jul33**	**Aug03 - Jul33**	**Aug03 - Jul33**	**Aug03 - Nov07**	**Aug03 - Jun05**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.842	1.193	1.512	2.292	3.396	4.461

[illegible]

BOAA36_30_FIN - 2NC4

Banc of America

Balance	$2,000,000.00	Delay	24	WAC(2)	6.010105362
Coupon	5.50000	Dated	07/01/2003	NET(2)	5.755605
Settle	07/31/2003	First Payment	08/25/2003	WAM(2)	359

Price	50 PPC	100 PPC	200 PPC	300 PPC	500 PPC
	Yield	Yield	Yield	Yield	Yield
97-24.000	5.7194	5.7894	6.0220	6.2844	7.5879
97-28.000	5.7088	5.7741	5.9910	6.2356	7.4506
98-00.000	5.6983	5.7589	5.9600	6.1869	7.3135
98-04.000	5.6878	5.7436	5.9291	6.1383	7.1768
98-08.000	5.6772	5.7284	5.8982	6.0898	7.0402
98-12.000	5.6668	5.7132	5.8674	6.0413	6.9040
98-16.000	**5.6563**	**5.6980**	**5.8366**	**5.9929**	**6.7680**
98-20.000	5.6458	5.6829	5.8059	5.9446	6.6323
98-24.000	5.6354	5.6678	5.7752	5.8963	6.4968
98-28.000	5.6250	5.6527	5.7445	5.8482	6.3616
99-00.000	5.6146	5.6376	5.7139	5.8001	6.2267
99-04.000	5.6042	5.6225	5.6834	5.7520	6.0920
99-08.000	5.5938	5.6075	5.6529	5.7041	5.9575
WAL	**20.948**	**11.606**	**4.807**	**2.908**	**0.986**
Mod Durn	**12.068**	**8.332**	**4.107**	**2.612**	**0.930**
Mod Convexity	**2.054**	**0.883**	**0.204**	**0.085**	**0.013**
Principal Window	**Nov22 - May26**	**Dec13 - Aug16**	**Jan08 - Sep08**	**Apr06 - Aug06**	**Jul04 - Jul04**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.842	1.193	1.512	2.292	3.396	4.461

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAA36_30_FIN - 2NC3

Banc of America

Balance	$2,000,000.00	Delay	24	WAC(2)	6.010105362
Coupon	5.50000	Dated	07/01/2003	NET(2)	5.755605
Settle	07/31/2003	First Payment	08/25/2003	WAM(2)	359

Price	50 PPC	100 PPC	200 PPC	300 PPC	500 PPC
	Yield	Yield	Yield	Yield	Yield
97-24.000	5.7327	5.8236	6.0753	6.3643	7.5879
97-28.000	5.7213	5.8060	6.0407	6.3101	7.4506
98-00.000	5.7098	5.7885	6.0061	6.2560	7.3135
98-04.000	5.6984	5.7709	5.9716	6.2020	7.1768
98-08.000	5.6870	5.7534	5.9371	6.1480	7.0402
98-12.000	5.6756	5.7359	5.9027	6.0942	6.9040
98-16.000	**5.6642**	**5.7184**	**5.8684**	**6.0404**	**6.7680**
98-20.000	5.6529	5.7010	5.8340	5.9868	6.6323
98-24.000	5.6415	5.6836	5.7998	5.9332	6.4968
98-28.000	5.6302	5.6662	5.7656	5.8797	6.3616
99-00.000	5.6189	5.6488	5.7314	5.8262	6.2267
99-04.000	5.6077	5.6315	5.6974	5.7729	6.0920
99-08.000	5.5964	5.6142	5.6633	5.7197	5.9575
WAL	**18.070**	**9.580**	**4.243**	**2.597**	**0.986**
Mod Durn	**11.119**	**7.237**	**3.679**	**2.352**	**0.930**
Mod Convexity	**1.689**	**0.651**	**0.164**	**0.069**	**0.013**
Principal Window	**Jun20 - Nov22**	**May12 - Dec13**	**Jul07 - Jan08**	**Jan06 - Apr06**	**Jul04 - Jul04**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.842	1.193	1.512	2.292	3.396	4.461

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAA36_30_FIN - 2NC5

Banc of America

Balance	$2,105,000.00	Delay	24	WAC(2)	6.010105362
Coupon	5.50000	Dated	07/01/2003	NET(2)	5.755605
Settle	07/31/2003	First Payment	08/25/2003	WAM(2)	359

Price	50 PPC	100 PPC	200 PPC	300 PPC	500 PPC
	Yield	Yield	Yield	Yield	Yield
97-24.000	5.7044	5.7429	5.9504	6.1926	7.5879
97-28.000	5.6949	5.7307	5.9242	6.1501	7.4506
98-00.000	5.6853	5.7186	5.8981	6.1076	7.3135
98-04.000	5.6758	5.7065	5.8720	6.0651	7.1768
98-08.000	5.6663	5.6944	5.8460	6.0228	7.0402
98-12.000	5.6568	5.6823	5.8199	5.9805	6.9040
98-16.000	**5.6473**	**5.6703**	**5.7940**	**5.9382**	**6.7680**
98-20.000	5.6379	5.6582	5.7680	5.8961	6.6323
98-24.000	5.6285	5.6462	5.7421	5.8540	6.4968
98-28.000	5.6190	5.6342	5.7163	5.8119	6.3616
99-00.000	5.6096	5.6223	5.6905	5.7700	6.2267
99-04.000	5.6002	5.6103	5.6647	5.7280	6.0920
99-08.000	5.5909	5.5984	5.6389	5.6862	5.9575
WAL	**25.794**	**16.661**	**5.859**	**3.374**	**0.986**
Mod Durn	***13.347***	***10.491***	***4.866***	***2.993***	***0.930***
Mod Convexity	**2.644**	**1.508**	**0.287**	**0.110**	**0.013**
Principal Window	**May26 - Jul33**	**Aug16 - Jul33**	**Sep08 - Jun10**	**Aug06 - Apr07**	**Jul04 - Jul04**

Yield Curve	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.842	1.193	1.512	2.292	3.396	4.461

[illegible]